 Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 19, 2011 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at seven was approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

Votes in Favour	% of Votes Cast

57,165,266	99.52%

2.	Election of Directors

The seven nominees set for in the Company’s management information circular dated April 11, 2011 were elected as directors of the Company by a majority vote. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	% of Votes Cast

Keith Neumeyer	41,642,075	99.76%
Ramon Davila	41,622,219	99.72%
Robert A. McCallum	41,637,505	99.75%
Tony Pezzotti	41,518,591	99.47%
David Shaw	41,486,184	99.39%
Douglas Penrose	41,584,380	99.63%
Robert Young	41,528,294	99.49%

3.	Appointment of Auditors

Deloitte & Touche LLP was re-appointed as auditors of the Company by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

	Votes in Favour	% of Votes Cast

Appoint Auditors	57,094,298	99.40%
Fix Auditor’s Remuneration	57,057,974	99.34%

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639 -8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

4.	Adoption of 2011 Stock Option Plan

The 2011 Stock Option Plan was approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

Votes in Favour	% of Votes Cast

29,229,154	70.03%

Dated at Vancouver, British Columbia, this 20th day of May, 2011.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico
Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639 -8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com